HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA 600 PEACHTREE STREET, NE ATLANTA, GEORGIA 30308-2216 TEL 404•888•4000 FAX 404•602•9039 FILE NO: 64065.000054

January 22, 2013

VIA EDGAR

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Mortgage Trust, Inc.

Registration Statement on Form S-3

Filed on January 14, 2013

File No. 333-186017

Dear Mr. Kluck:

As counsel to New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-186017) (the “Registration Statement”) and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 22, 2013.

For convenience of reference, the Staff’s comment contained in your January 22, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

General

1.	We note you are including an unallocated amount of debt with this registration statement. Please revise to include the ratio of earnings to fixed charges or advise.

RESPONSE: The Company has included the ratio of earnings to fixed charges and of earnings to fixed charges and preferred stock dividends in Amendment No. 1 in response to the Staff’s comment.

Mr. Tom Kluck

January 22, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 888-4077.

Very truly yours,

/s/ Christopher C. Green

Christopher C. Green

cc:	Steven R. Mumma

Daniel M. LeBey

Duc Dang